SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	April	2012
Commission File Number	000-13727
Pan American Silver Corp
(Translation of registrant’s name into English)
1500-625 Howe Street, Vancouver BC Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report, dated April 4, 2012

This report on Form 6-K is incorporated by reference into the Registrant’s outstanding registration statements on Form F-10 (Nos. 333-164752 and 333-180304) and on Form S-8 (Nos. 333-149580, 333- 180494 and 333- 180495) that have been filed with the Securities and Exchange Commission.

Document 1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Pan American Silver Corp. (“Pan American”) Suite 1500 – 625 Howe Street Vancouver, BC V6C 2T6

ITEM 2.	Date of Material Change

March 30, 2012

ITEM 3.	News Release

Pan American disseminated a joint press release with Minefinders Corporation Ltd. (“Minefinders”) in respect of the material change on March 30, 2012 via CNW Newswire.  The joint press release was filed on SEDAR on March 30, 2012.

ITEM 4.	Summary of Material Change

Pan American completed the previously announced plan of arrangement (the “Arrangement”) whereby Pan American acquired all of the issued and outstanding common shares of Minefinders.

ITEM 5.	Full Description of Material Change

Pan American completed the previously announced Arrangement whereby Pan American acquired all of the issued and outstanding common shares of Minefinders.

Under the terms of the Arrangement, former Minefinders shareholders who elected the full proration option received Cdn.$1.84 and 0.55 of a Pan American share in respect of each of their Minefinders shares.  Former Minefinders shareholders who elected the Pan American share option received 0.6235 Pan American Shares and Cdn.$0.0001 for each of their Minefinders shares, and those who elected the cash option received Cdn.$2.0306 and 0.5423 of a Pan American share in respect of each of their shares.  Pan American paid an aggregate of $165,264,109.55 and issued a total of 49,397,952 common shares pursuant to the Arrangement.

Minefinders shares are expected to be delisted from trading on the Toronto Stock Exchange (the “TSX”) on or before April 5, 2012 and the NYSE Amex Equities (“NYSE Amex”) on or before April 12, 2012, subject to confirmation from the TSX and the NYSE Amex.

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

For further information, please contact:

Name: Delaney Fisher, Corporate Secretary and Legal Counsel Telephone: (604) 684-1175

ITEM 9.	Date of Report

April 4, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP
(Registrant)
Date:	April 5, 2012	By:	/s/ Delaney Fisher
Name: Delaney Fisher Title: Corporate Secretary and Legal Counsel